Oncolytics Biotech® Announces Publication of Positive REO 024
Study Results for Pelareorep in Combination with Keytruda®
in Patients with Advanced Pancreatic Adenocarcinoma

Partial response of 17.4 months – beating historical overall survival data

T cell receptor sequencing revealed the creation of new T cell clones during treatment, which correlates with overall survival and is being confirmed as the biomarker to be used in our registrational studies

Data leads to phase 2 study in combination with Keytruda®

SAN DIEGO, CA and CALGARY, AB, November 6, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that positive results from its previously announced phase 1b REO 024 study of pelareorep in combination with pembrolizumab (Merck’s Keytruda®) have been published in the peer-reviewed medical journal Clinical Cancer Research, a journal of the American Association for Cancer Research. The study of 11 patients was conducted by Principal Investigator, Dr. Devalingam Mahalingam, Associate Professor of Medicine at Northwestern University Feinberg School of Medicine and a member of the Robert H. Lurie Comprehensive Cancer Center of Northwestern University.

“Pelareorep and pembrolizumab added to chemotherapy was safe and well-tolerated and demonstrated encouraging efficacy results,” said Dr. Mahalingam. “This study also highlighted the potential utility of several pre-treatment and on-treatment biomarkers for pelareorep therapy, which are currently being explored in our ongoing phase two study.”

The phase 1b study was designed to assess the safety and tolerability of the treatment combination in patients with confirmed metastatic adenocarcinoma of the pancreas who failed or did not tolerate first-line treatment. In addition to a strong safety profile, positive findings from the study included objective responses indicating anti-tumor activity, long-term stabilization of disease and promotion of an inflamed phenotype in patients’ tumors. Importantly, these results supported advancing the combination regiment of pelareorep and Keytruda into phase 2 clinical development, which is currently ongoing.

“The publication of these encouraging clinical results in pancreatic cancer, which has extremely limited therapeutic options, serves as a validation for our approach to create inflammation within the tumour. As one of the final frontiers in oncology, we continue to evaluate pelareorep in patients with metastatic pancreatic cancer in our ongoing phase two study,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “While we remain focused, we do plan to expand our pipeline of indications and expect the results from our ongoing studies to show anti-tumor activity and confirm the predictive biomarker that will lay the groundwork to grow beyond our breast cancer program. We remain on track to report interim results from our ongoing phase two study in pancreatic cancer in the first half of 2020 and complete patient enrollment around mid-2020.”

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Oncolytics Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact for Oncolytics Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com